Exhibit 99.8

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Consent of Independent Registered Public Accounting Firm

The Board of Directors of The Valens Company Inc.

We consent to the use of our report, dated February 28, 2022, with respect to the consolidated financial statements of The Valens Company Inc. as included in this Annual Report on Form 40-F.

/s/ KPMG LLP

Chartered Professional Accountants

February 28, 2022

Vancouver, Canada